Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 10 to the  Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.20 per share, of Tollgrade Communications, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  April 4, 2011

STARBOARD VALUE AND OPPORTUNITY FUND LTD By: Starboard Value LP, its investment manager STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner	STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld